Exhibit 99.3

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 4.625% Global Notes Series RG due August 2035 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	306,200
Printing and engraving fees and expenses		10,000
Legal fees and expenses		70,000
Fiscal Agent and registrar fees and expenses		38,500
Rating fees and expenses		10,000

	U.S.$	434,700